Volaris Reports April 2018 Traffic Results;

Passenger Growth of 7%, Load Factor of 85%

Mexico City, Mexico. May 7, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports April 2018 and year-to-date preliminary traffic results.

During April 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 5.6% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in April 2018 increased 5.9% year over year, reaching 1.4 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 7.2% year over year. Year-to-date, Volaris has transported over 5.7 million passengers, an increase of 7.4% year over year. Network load factor for April was 84.5%, an increase of 0.2 percentage points year over year.

During April 2018, Volaris started service between: San Jose, Costa Rica - San Salvador, El Salvador - New York City, New York.

The following table summarizes Volaris traffic results for the month and year-to-date.

	April 2018	April 2017	Variance	April YTD 2018	April YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,024	914	12.1%	3,926	3,511	11.8%
International	398	429	(7.3)%	1,648	1,616	2.0%
Total	1,422	1,343	5.9%	5,574	5,127	8.7%
ASMs (in millions, scheduled & charter)
Domestic	1,153	1,041	10.8%	4,599	4,121	11.6%
International	531	554	(4.1)%	2,137	2,021	5.8%
Total	1,684	1,595	5.6%	6,736	6,142	9.7%
Load Factor (in %, scheduled)
Domestic	88.9%	87.9%	1.0 pp	85.4%	85.2%	0.2 pp
International	74.9%	77.4%	(2.5) pp	77.2%	79.9%	(2.7) pp
Total	84.5%	84.3%	0.2 pp	82.8%	83.5%	(0.7) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,204	1,082	11.3%	4,587	4,226	8.5%
International	279	301	(7.4)%	1,159	1,122	3.3%
Total	1,483	1,383	7.2%	5,746	5,348	7.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 165 and its fleet from four to 72 aircraft. Volaris offers more than 319 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100